EXHIBIT 11(a)(23)
                                                -----------------


   FOR IMMEDIATE RELEASE

   FOR FURTHER INFORMATION, CONTACT:

   INVESTORS:   Dennis Senchak      Rae Kozlowski       Wendy Wilson
                NiSource Inc.       NiSource Inc.       Hill & Knowlton
                219-647-6085        219-647-6083        312-255-3033


   MEDIA:    Maria Hibbs         Larry Larsen
             NiSource Inc.       Hill & Knowlton
             219-647-6201        312-255-3084

                NISOURCE LAUNCHES "YES TO NISOURCE" WEB SITE

               Investors And Media Can Access Information On
               Columbia Tender Offer At www.yes2nisource.com

        Merrillville, Ind., July 30, 1999   NiSource Inc. (NYSE: NI)
   today launched a web site located on the Internet at http://www.yes2nisource.com. The purpose of this site is to provide timely and accurate information on its tender offer for Columbia Energy Group.

       Information on the site includes:

        - "Compare NI-CG" a digest of pertinent financial information with a link to NiSource's presentation to analysts about the offer.

        -    "About the tender offer"   a description of and reasons for
             the tender offer.

        -    "FAQ's"   the answers to frequently asked questions on the
             combination of the two companies.

        -    "Press releases" and "media tools"   access to every press
             release NiSource has issued on the transaction; a NiSource fact sheet; picture of President, Chairman and CEO Gary Neale; the NiSource logo and video highlights of the company's 1999 Annual Meeting of Shareholders.

        "We want investors to have the information they need to make an informed judgment on this transaction," Neale said. "We are confident that, armed with this knowledge, they will support our position that it's time for Columbia to sit down to negotiate our offer."

        The company's general web site, http://www.nisource.com, contains detailed information on NiSource, its subsidiaries, community involvement, economic development, environmental initiatives, employment and other topics.





        NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company may be accessed on the Internet at www.yes2nisource.com or www.nisource.com.


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        This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.


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